UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                 0-18434
                                                                 CUSIP NUMBER
                                                                 75935A-10-9

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended:  SEPTEMBER 30, 2001

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
                                 ---------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

REINHOLD INDUSTRIES, INC.
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Full Name of Registrant

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Former Name if Applicable

12827 EAST IMPERIAL HIGHWAY
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Address of Principal Executive Office (Street and Number)

SANTA FE SPRINGS, CA  90670
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
   [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is subject to various financial covenants in the loan agreements with its Bank to which it must comply. The covenants require the Company to maintain certain ratios of profitability or cash flow to total outstanding debt, minimum net worth and limits on capital expenditures. The Company has breached certain covenants at September 30, 2001 due to lower than expected earnings.

The Company has requested waivers to these covenants from its Bank and is expected to receive such waivers. However, as of November 14, 2001, the Bank requires additional time to complete the documentation and approvals required to grant the waivers.


PART IV-- OTHER INFORMATION
(1) Name  and  telephone  number  of  person  to  contact  in  regard  to   this
    notification

BRETT R. MEINSEN                  562        944-3281
-------------------------     -----------   ------------------
(Name)                        (Area Code)   (Telephone Number)


(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Refer to Part III above.


                           REINHOLD INDUSTRIES, INC.
                           -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 2001      By:  /s/ BRETT R. MEINSEN

                                     Vice President - Finance and Administration